

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 19, 2011

Robert DeCecco III
Chief Executive and Financial Officer
Infusion Brands International, Inc.
14375 Myerlake Circle
Clearwater, Florida 33760

> **Re:** **Infusion Brands International, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **File No. 0-51599**

Dear Mr. DeCecco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<p style="text-align:center"><u>Form 10-K for the Fiscal Year Ended June 30, 2010</u></p>

<u>Government Regulation, page 6</u>

1. We note your statement that "the statutes, rules and regulations applicable to the Company's operations, and to various products marketed by it, are numerous, complex and subject to change." In future filings, please discuss the information required by Items 101(h)(4)(viii) and (ix) of Regulation S-K.

<u>Legal Proceedings, page 12</u>

2. In future filings, please disclose the relief sought in each proceeding as well as when each was instituted, as required by Item 103 of Regulation S-K. We note that you do not disclose the relief sought in the Mediaxposure litigation on page

12 or when the Global TV Products trademark action and the Omnicomm Studios action were instituted on page 13.

Consolidated Statements of Operations, page 41

3. SAB Topic 11:B states that depreciation expense should not be positioned in the statement of operations in a manner which results in reporting a figure for income before depreciation. As such, in future filings you should remove the gross profit subtotal from your statement of operations, since you do not allocate depreciation to cost of products sold. In addition, if you continue to present or discuss this non-GAAP amount outside of the financial statements in future filings, like you currently do on page 21 of your MD&A, please:
   - Revise the title used to describe it to clearly indicate that it is exclusive of depreciation;
   - Indicate that it is a non-GAAP financial measure and
   - Provide the disclosures required by Item 10(e) of Regulation S-K.
   Please show us supplementally what your revised disclosure will look like.

Consolidated Statements of Cash Flows, page 43

4. Your reconciliation to net cash used in operating activities begins with net loss only attributable to the OmniReliant. In future filings, given that net income as referred to in ASC 810-10-65-1(b)(2) also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to ASC 230-10-45-29 with net loss, as presented on your consolidated statements of operations, rather than net loss attributable to OmniReliant.

Consolidated Statements of Stockholders' Deficit, page 46

5. In future filings, please report a total amount for comprehensive income for each period presented. Please also present the amounts of comprehensive income attributable to OmniReliant and noncontrolling interests separately. Refer to ASC 220-10-45-5. Please show us supplementally what your revised disclosure will look like.

Notes to the Financial Statements
Note 16. Segment Information, page 90

6. In future filings, please present segment operations information for each period for which your statement of operations is provided as well as segment balance sheet information as of each date for which a balance sheet is provided in your consolidated financial statements. Refer to ASC 280-10-50-20. Please also provide a separate discussion in your MD&A of the business reasons for changes in the operating results of each of your segments. In addition, where there is more

than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. Please show us supplementally what your revised disclosure will look like.

Changes in Internal Control over Financial Reporting, page 100

7. Supplementally, please explain the statement that there has been no change in your internal control over financial reporting during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting in light of the remediation efforts initiated and discussed on page 99.

Certification

8. In future filings, please sign and file certifications that are drafted precisely as they appear in Item 601(b)(31)(i) of Regulation S-K. We note in particular the changes to paragraph 4(d) and paragraph 5(a) of Exhibit 31.1.

Directors' Compensation, page 108

9. In future filings, please disclose all of the information required by Item 402(r) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2010

General

10. Please address the above comments in your interim filings as well.

Financial Statements
Note 13. Commitments and Contingencies
Litigation, Claims and Assessments, page 35

11. You disclose that no cases rise to the level of probable of an unfavorable outcome although there is a reasonable possibility that certain legal matters could have an unfavorable outcome. Accordingly, you have no accrued expenses associated with these cases other than the defense costs. In this regard, please address the following:
   - In the matter of Davlyn Industries, Inc. v. ResponzeTV America, LLC f/k/a Reliant International Media, LLC and OmniReliant Corporation, it appears that you entered into a settlement agreement in which you are required to make a settlement payment. Please help us understand why amounts would have not have been accrued related to this matter pursuant to ASC 450-20-25; and

- For any matters for which no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose in future filings an estimate of the loss or range of loss or state that an estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

Please show us supplementally what your revised disclosure will look like.

<u>Form 8-K filed on December 28, 2010</u>

12. The board of directors approved a change in your fiscal year end from June 30 to December 31. In this regard, please tell us how you intend to comply with the transition reporting requirements of Rule 13(a)-10 and Rule 15(d)-10 of the Securities Exchange Act of 1934. Refer to General Instruction A.3. to the Form 10-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding legal or disclosure matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692, or in her absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief